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Exhibit 21.1

Subsidiaries of the Registrant

Company Name	Jurisdiction of Organization
BizTelOne, Inc.	Delaware
NeuLevel, Inc.	Delaware
NeuStar Funding LLC	Delaware
NeuStar International, Inc.	Delaware
NeuStar International Services, Inc	Delaware
NeuStar Subsidiary Corp.	Delaware
NightFire Software, Inc.	Delaware

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Subsidiaries of the Registrant